For the fiscal year ended 03/31/00
File number 811-08565




                        SUB-ITEM 77J

Reclassification of Capital Accounts: The Fund accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants (AICPA), Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease distribution in excess of net investment income by $370,551, decrease paid-in capital in excess of par by $367,332 and increase accumulated net realized loss on investments by $3,219 for certain expenses not deductible for tax purposes, foreign currency gains and tax return of
capital distributions.   Net investment income, net
realized gains and net assets were not affected by these changes.